EXHIBIT 99.2

Additional information on the transaction

Marseille, France, December 6, 2024, 7:00 A.M. CET

Reserved Capital Increase

The capital increase reserved to the Institute for Follicular Lymphoma Innovation (IFLI) (the "Reserved Capital Increase") is effected pursuant to and in accordance with the terms and conditions of the delegation granted in the 22nd resolution of the combined general meeting of shareholders (assemblée générale mixte des actionnaires) held on 23 May 2024, following the approval of the supervisory board (conseil de surveillance) dated 11 September 2024. It will result in the issue of 1 832 899 new ordinary shares of Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) ("Innate" or the "Company") (the "New Shares"), fungible with Innate's ordinary shares, and which will be admitted to trading on Euronext Paris on the same listing line as the existing ordinary shares. The New Shares represent less than 20% of the total number of the Innate's ordinary shares already admitted to trading on Euronext Paris. The admission to trading of the New Shares on Euronext Paris is therefore exempted from the obligation to prepare a prospectus.

The New Shares will be issued on December 9th, 2024 at a price of €1.56 per new share (i.e. €0.05 par value and €1.51 issue premium), corresponding to the arithmetic average of the daily volume-weighted averages (in the central order book and excluding off-market block trades) of the Issuer's share price on Euronext Paris over the last full thirty trading days prior to the setting of the issue price.

IFLI entered into a lock-up undertaking with Innate lasting until termination or expiry of the agreement entered between Innate and IFLI to explore the potential of IPH6501, its anti-CD20 ANKET® in Follicular Lymphoma.

Following the Reserved Capital Increase, the number of shares constituting the share capital of Innate will be the following:

Total number of shares outstanding: 82,802,256 ordinary shares
6,494 Preferred Shares 2016
7,581 Preferred Shares 2017
Total number of theoretical voting rights (1): 82,802,256
Total number of exercisable voting rights (2): 82,783,681

(1) The total number of theoretical voting rights (or “gross” voting rights) is used as the basis for calculating the crossing of shareholding thresholds. In accordance with Article 223-11 of the AMF General Regulation, this number is calculated on the basis of all shares to which voting rights are attached, including shares whose voting rights have been suspended. The total number of theoretical voting rights includes voting rights attached to AGAP 2016, i.e. 130 voting rights for the AGAP 2016-1 and 111 voting rights for the AGAP 2016-2. No voting rights attached to AGAP 2017.
The total number of theoretical voting rights (or “gross” voting rights) is used as the basis for calculating the crossing of shareholding thresholds. In accordance with Article 223-11 of the AMF General Regulation, this number is calculated on the basis of all shares to which voting rights are attached, including shares whose voting rights have been suspended. The total number of theoretical voting rights includes voting rights attached to AGAP 2016, i.e. 130 voting rights for the AGAP 2016-1 and 111 voting rights for the AGAP 2016-2. No voting rights attached to AGAP 2017.

(2) The total number of exercisable voting rights (or “net” voting rights) is calculated without taking into account the shares held in treasury by the Company, with suspended voting rights. It is released so as to ensure that the market is adequately informed, in accordance with the recommendation made by the AMF on July 17, 2007.

Innate's other shareholders will therefore suffer capital dilution as a result of the issue of the New Shares (thus, a shareholder holding 1% of the capital before the Reserved Capital Increase would hold 0.98% of the capital after its completion).

Disclaimer

This fact sheet contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this fact sheet.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This fact sheet and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

The Innate shares to be purchased by IFLI have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.